November 2, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT  PANTHER  REPORTS  FATALITY  AT  ITS  TOPIA  MINE

GREAT PANTHER SILVER LIMITED (TSX:GPR) (NYSE MKT:GPL) ("Great Panther"; the "Company") regrets to report the occurrence of a fatal accident at its Topia Mine in Durango State, Mexico on November 1st, 2014.  A contract miner was struck by falling rock that came dislodged while he was working in a raise at the Hormiguera underground mine, one of 10 independent mines comprising the Company’s Topia Mine District.

All underground activities at Hormiguera were immediately suspended and secured.  Appropriate governmental authorities have been contacted and formal investigations are under way.  The accident area remains closed, however operations in other areas of the Topia Mine have not been affected.

"Our heartfelt sympathy and condolences go out to the family, colleagues, and friends of our miner and our entire team at Topia", stated Robert Archer, President and CEO.  “The tragedy of this accident is heightened by the fact that this is the second fatality at Topia this year.  Following the first accident, we conducted an independent safety review and implemented a number of protocols to improve safety.  We obviously still have work to do and we will continue to strive to reduce the potential for future safety risks.”

Once the investigations are complete, the Company will implement any additional safety procedures recommended to prevent such an accident from recurring at any of our operations.  Improving safety for our employees and reducing risk of accidents will remain a top priority for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Page - 2

Robert Archer President & Chief Executive Officer 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.